STIFEL, NICOLAUS & COMPANY, INCORPORATED
                         501 North Broadway, Ninth Floor
                            St. Louis, Missouri 63102

                                  June 9, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention:  Gregory S. Dundas

         Re: MainSource Financial Group, Inc. (the "Company") Registration Statement on Form S-3, File No. 333-124018

Dear Mr. Dundas:

         In connection with our participation as underwriter for the above-referenced offering, we hereby join the Company in withdrawing our earlier request that the effectiveness of the above-referenced Registration Statement be accelerated to become effective on Thursday, June 9 at 3:00 p.m. Eastern Time, or as soon thereafter as practicable. We will advise you at such time as we are prepared to request a new time and date for acceleration of effectiveness.



                                       Very truly yours,

                                       STIFEL, NICOLAUS & COMPANY, INCORPORATED


                                                /s/ Rick E. Maples
                                       ----------------------------------------
                                        Rick E. Maples, Senior Managing Director